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U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1943,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

[X] Check this box if no longer subject of Section 16.
Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1.  Name and Address of Reporting Person*
Petersen			Martin			H.
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	(Last)			(First)		(Middle)

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3111 Paces Mill Road, Suite C200
				(Street)
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	Atlanta			GA			30339
	(City)			(State)			(Zip)
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2.  Issuer Name and Ticker or Trading Symbol
	Vinings Investment Properties Trust
VIPIS
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3.  IRS or Social Security Number of Reporting Person (Voluntary)
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4.  Statement for Month/Year
	3/2000

5.  If Amendment, Date of Original (Month/Year)
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6.  Relationship of Reporting Person to Issuer
	(Check all applicable)

	[  ]  Director				[  ]  10% Owner
	[  ]  Officer (give title below)		[X]  Other (specify below)

		Former Trustee
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7.  Individual or Joint/Group Filing (Check applicable line)

	[X]  Form filed by one Reporting Person
	[   ]  Form filed by more than one Reporting Person

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Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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												5.
												Amount of		6.			7.
												Securities		Ownership		Nature of
					3.		4.					Beneficially		Form:			Indirect
					Transaction	Securities Acquired (A)			Owned at End		Direct (D)		Beneficial
			2.		Code		or Disposed of (D)			of Month		or Indirect (1)		Ownership
1.			Transaction	(Instr.8)		(Instr.3,4, and 5)				(Instr.3 and 4)		(Instr.4)			(Instru.4)
Title of Security		Date		------------	----------------------------			-----------------		----------------		--------------
(Instr.3)			(mm/dd/yy)	Code	V	Amount		(A) or (D)	Price
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Shares of Beneficial	3/17/00		S		88,660		D		5.45	8,000*			D
Interest, without par
Value

Shares of Beneficial	3/17/00		S		18,589		D		5.45	0			I			*
Interest, without par
value
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* If the Form is filed by more than one Reporting Person, see Instruction 4 (b) (v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*The 8,000 Shares listed as being owned by Mr. Petersen represents 8,000
Shares that Mr. Petersen may acquire upon the exercise of options within 60 days of July 17, 2000. Of the 18,589 shares of beneficial interest reported herein, 9,295 shares of beneficial interest represent a percentage of the 24,785 shares of beneficial interest owned by A&P Investors, Inc. Mr. Petersen was deemed to beneficially own all shares owned by A&P Investors, Inc. by virtue of his being a director, officer and minority stockholder of A&P Investors, Inc. Mr. Petersen disclaimed ownership of all such 24,785 shares. The remaining 9,294 shares of beneficial interest represent shares owned by ANTS, Inc. of which Mr. Petersen was a shareholder.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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																10.
																Owner-
								6.								ship
						5.		Date		7.						Form of
						Number of	Exercisable	Title and				9.		Deriva-
						Derivative	and Expi-	Amount of			Number of 	tive
				3.	4.	Securities	ration Date	Underlying			Derivative	Security:
		2.		Trans-	Trans-	Acquired (A) or	(Month		Securities			Securities	Direct		11.
1.		Conversion	action	action	Disposed of (D)	Day/year)	(Instr.3 and 4)	8.		Beneficially	(D)		Nature of
Title of 		or Exercise	Date	Code	(Instru.3,4,	-------------	-----------------	Price of		Owned at 	or		Indirect
Derivative	Price of		(Month	(Instr.8)	and 5)		Date	Expi-	Title  Amount	Derivative	End of 		Indirect		Beneficial
Security		Derivative	Day/			----------	Exer-	ration	 or Number	Security		Month		(I)		Ownership
(Instr.3)		Security		Year)	Code V	 (A)	(D)	cisable	Date	of Shares	(Instr.5)		(Instr.4)		(Instr.4)		(Instr.4)
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None.
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Explanation of Responses:
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	/s/  Martin H. Petersen					July 17, 2000
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	Signature of Reporting Person				Date

**  Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.

	See U.S.C. 1001 and 15 U.S.C, 78ff(a).